ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 24, 2011

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.20549

Attention:      Mr. James Lopez

Mr. Shehzad Niazi

Re:	The Timberland Company Schedule 14C Filed July 18, 2011 File No. 001-09548

Dear Mr. Lopez and Mr. Niazi:

On behalf of The Timberland Company, a Delaware corporation (the “Company”), we are writing in response to the oral comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission received via telephone on August 23, 2011.  Summaries of your comments and the Company’s responses are set forth below.

Staff Comments and Company Responses

Preliminary Information Statement on Schedule 14C
Background of the Merger, page 26

1.                                      We note that the Company negotiated an earlier expiration of the term of the licensing arrangement that concerned VF.  Please provide your analysis of why you are not required to file a Current Report on Form 8-K disclosing such termination.

The Company acknowledges the Staff’s comment and advises the Staff that it does not believe the amendment of the duration of the licensing arrangement is required to be disclosed under Items 1.01 or 1.02 of Form 8-K because the arrangement is not a “material definitive agreement” as defined in Item 1.01(b) of Form 8-K.  The Company entered into the licensing arrangement in the ordinary course of its business and the territory and products covered by the license were limited, so the Company is not substantially dependent on the license and the termination of such license will not have a material effect on the Company’s operations.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement, page 51

2.                                      We note your statement that information concerning the subject matter of representations and warranties, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements not misleading.

The Company acknowledges the Staff’s comments and its responsibility for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements not misleading. At this time, the Company has concluded that no additional disclosure is required to make the statements not misleading.

* * * * * *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Jane D. Goldstein at (617) 951-7431 or me at (617) 951-7663.

Sincerely,

/s/ Zachary R. Blume

Zachary R. Blume
for ROPES & GRAY LLP

Enclosures

cc:                                 Jeffrey B. Swartz, The Timberland Company

Danette Wineberg, The Timberland Company

Jane D. Goldstein, Ropes & Gray LLP

William J. Chudd, Davis Polk & Wardwell LLP